

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

    Re: Macatawa Bank Corporation
            Amendment No. 1 to Registration Statement on Form S-1
            Filed March 31, 2011
            File No. 333-172021

Dear Mr. Swets:

      We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Our Capital Needs, page 2

1.   We note your revised disclosure in response to prior comment 17 in our letter dated February 28, 2011 and we reissue it in part. Noting the first risk factor and the possibility of future losses that may require additional capital, revise to disclose in the section "Our Capital Needs" on page 2, that the amount needed may increase in the event of future losses and other events.

Risk Factors, page 22

We may face increasing pressure . . . , page 26

2.   We note your revised disclosure in response to prior comment 25 in our letter dated February 28, 2011. Please revise your disclosure to quantify, if material, the dollar amount of the make-whole request that you received on March 1, 2011.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Gordon R. Lewis
        Warner Norcross & Judd LLP
        (616) 222-2752